

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Michael Friess, Chief Executive Officer
Fona, Inc.
5353 Manhattan Circle, Suite 101
Boulder, CO 80303

> **RE:** **Fona, Inc.**
> **Form 10, Amendment 2**
> **Filed December 10, 2010**
> **Form 10-Q/A filed December 10, 2010**
> **File No.: 0-54129**

Dear Mr. Friess:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the Quarterly Period Ended September 30, 2010, filed on December 10, 2010

Item 4 Controls and Procedures, page 10

 (a) Changes in Internal Controls, page 10

1. We note that your disclosure states that there were no changes in "internal controls." We presume you meant to say there were no changes in "internal control over financial reporting;" if this is accurate, please make this change in future Exchange Act filings. If

this is not accurate, please explain to us the term "internal controls" as used in your disclosure. Please note that you are required to disclose any changes in internal control over financial reporting that occurred during the last fiscal quarter covered by the report that has materially affected, or is reasonably likely to materially affected, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

2. We note your revisions in response to comment 8 in our letter dated December 3, 2010. Please confirm to us that you will revise your certifications in future filings to replace "quarterly report" with "report" in paragraphs 2 and 3 of the certification. Refer to Item 601(b)(31)(i) of Regulation S-K.

You may contact Raquel Howard at (202) 551-3291 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Michael Friess
      Fax (303) 499-6666